6140 Stoneridge Mall Road, #590 Pleasanton, CA 94588 (925) 460-3600 (925) 460-3649- FAX

June 23, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549-6010

Attn:	Mr. Brian Cascio

  Accounting Branch Chief

Re:	The Cooper Companies, Inc.

  File No. 001-08597

  Form 10-K for the fiscal year ended October 31, 2005, filed January 17, 2006

  Response Letter dated May 8, 2006

Dear Mr. Cascio:

The Cooper Companies, Inc. (the Company or Cooper) has responded, as set forth below, to the comments contained in your letter to Steven M. Neil, the Company’s Chief Financial Officer, dated June 14, 2006. For ease of reference, we have set forth the Staff’s comments and our response for each item.

Form 10-K For the Fiscal Year Ended October 31, 2005

1.	Please file your response letter dated May 8, 2006 and all future correspondence on EDGAR.

Response

On June 23, 2006, we filed on EDGAR our response letters dated May 8, 2006, and June 23, 2006, and we plan to file all future correspondence on EDGAR.

Form 10-K/A Amendment No. 1 For the Fiscal Year Ended October 31, 2005

2.	We note your response to prior comment five and reissue our comment. Please revise to include the complete text of the item number you are filing under in accordance with Exchange Act Rule 12b-15 and Regulation S-X. In addition, to avoid investor confusion you may include an explanatory note in your amendment explaining the reason for the amendment and any changes included in the amendment.

Mr. Brian Cascio

June 23, 2006

3.	We note your response to prior comment six in which you state “if the financials are not filed with the amendment, then no certifications are required to be filed.” Please revise to include the certifications of your principal executive officer and principal financial officer. Refer to exchange Act Rule 12b-15 which states “an amendment to any report required to include the certifications as specified in §240.13a-14(b) or §240.15d-14(a) must include new certifications by each principal executive and principal financial officer of the registrant, and an amendment to any report required to be accompanied by the certifications as specified in §240.13a-14(b) or §240.15d-14(b) must be accompanied by new certifications by each principal executive and principal financial officer of the registrant.”

Response

On June 23, 2006, Cooper filed Amendment No. 2 to our Form 10-K for the fiscal year ended October 31, 2005 (the 10-K) to include the complete text of Item 8. Financial Statements and Supplementary Data, of our 10-K, as amended by Amendment No. 1 to the 10-K, filed on February 8, 2006 (Amendment No. 1), including the audited financial statements in accordance with Exchange Act Rule 12b-15 and Regulation S-X. Our Amendment No. 2 includes as exhibits the certifications of our principal executive officer and principal financial officer and the consent of our independent registered public accounting firm, KPMG LLP. No other changes have been made in this amendment to the information contained in the 10-K, as amended by Amendment No. 1.

Amendment No. 1 amended the 10-K solely to include a revised report of the independent registered public accounting firm with respect to its audit of management’s assessment of internal control over financial reporting (404 Report) and such firm’s consent. As described in our response to your comment letter dated April 26, 2006, shortly following the filing of the 10-K on January 17, 2006, KPMG contacted management to say that certain language which KPMG intended to include in the 404 Report to meet specific elements required by Auditing Standard No. 2 were missing in the 404 Report provided by KPMG and filed by the Company and requested that a revised 404 Report be filed. Although the Company believed that, in light of all of the circumstances, the revisions were neither substantive nor material to an investor’s understanding, after discussion the revised report was filed as an amendment to the 10-K. The revisions did not alter KPMG’s opinion on whether management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of October 31, 2005, was fairly stated, in all material respects, based on the applicable control criteria under the COSO framework.

Mr. Brian Cascio

June 23, 2006

Please note that we have not included a marked copy showing changes from Amendment No. 1 to Amendment No. 2, as we did not believe it would be helpful in this circumstance. We confirm to you that the only changes from Amendment No. 1 to Amendment No. 2 are the new Explanatory Note and the inclusion of (1) the Report of Independent Registered Public Accounting Firm with respect to the Company’s consolidated financial statements, (2) such consolidated financial statements and supplementary data, (3) new certifications of the Company’s Chief Executive Officer and Chief Financial Officer (as to which the only changes are in the dates of such certifications), and (4) a new Consent and Report of Independent Registered Public Accounting Firm on Schedule with respect to the amendment. Neither (1) nor (2) contain any changes from such information included in the Company’s 10-K as originally filed on January 17, 2006. Amendment No. 2 contains no changes to the Report of Independent Registered Public Accounting Firm with respect to management’s assessment of internal control over financial reporting, included therein, as that report is the same as the report included in Amendment No. 1. Changes to such report as filed in Amendment No. 1, compared to such report included in the 10-K as originally filed, were provided to you in our May 8, 2006 letter responding to your original comments 5 and 6 in your letter dated April 26, 2006.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filings.

Sincerely,

/s/ Steven M. Neil
Steven M. Neil
Vice President and Chief Financial Officer

cc:	Lynn A. Dicker – SEC

Erica Steinberger – Latham & Watkins